06007512 ...TES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 4/1/06

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
18

Rec'd 3/1/06

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ______ (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
United Capital Markets, Inc.

OFFICIAL USE ONLY
40980
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (*Do not use P.O. Box No.*)
240 Crandon Blvd., Suite 167
(No. and Street)

Key Biscayne	FL	33149
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Hannan, CFO — 305-365-0527
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, D. John Devaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of United Capital Markets, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret K. Lombardo
Commission #DD183084
Expires: Mar 16, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

Margaret K. Lombardo
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
United Capital Markets, Inc.

December 31, 2005
with Report of Independent Registered Public Accounting Firm

United Capital Markets, Inc.

Statement of Financial Condition

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
United Capital Markets, Inc.

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of United Capital Markets, Inc. at December 31, 2005 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2006

United Capital Markets, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 2,369,563
Securities owned, at market value	71,391,980
Deposit with clearing organizations	2,000,000
Fixed assets, at cost (net of accumulated depreciation of $ 501,919)	1,030,303
Principal and interest receivable	537,322
Other assets	436,278
Total assets	$77,765,446
Liabilities and stockholder's equity	
Liabilities:	
Payable to clearing agent	$18,061,725
Securities sold, not yet purchased, at market value	31,861,269
Accounts payable, accrued expenses, and other liabilities	1,149,421
Total liabilities	51,072,415
Stockholder's equity:	
Common stock (2,000 shares authorized, 100 shares issued and outstanding; no par value)	6,000
Additional paid-in capital	7,192,464
Retained earnings	19,494,567
Total stockholder's equity	26,693,031
Total liabilities and stockholder's equity	$77,765,446

See accompanying notes to statement of financial condition.

United Capital Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

United Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company markets fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its offices located in Florida and California.

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the "clearing agent").

2. Significant Accounting Policies

Proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at fair value with related unrealized gains or losses reflected in retained earnings. Fair value is generally based on published market prices or other relevant factors including dealer price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Fixed assets include furniture and equipment which are recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which ranges from three to five years.

Interest revenues are earned from the underlying securities owned and are accounted for on an accrual basis. Interest expense is incurred on the Company's financing of its proprietary inventory and is accounted for on an accrual basis.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Payable to Clearing Agent

Included net in Payable to clearing agent is $31,717,467 of proceeds received or scheduled for settlement by the Company for the sales of securities sold, not yet purchased. The Company's principal source of short-term financing is provided by the clearing agent from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The margin loan is payable on demand. The interest rate for such short-term financing during 2005 was charged at federal funds rate plus 200 basis points.

4. Deposits with Clearing Agent

Amounts represent the Company's required interest bearing deposits with the Company's clearing agents.

5. Transactions with Customers

For transactions where the Company's clearing agent extends credit to customers, the clearing agent seeks to control the risks associated with these activities by contractually requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing agent monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, the total amount of customer balances maintained by its clearing agent and subject to such indemnification was approximately $34 million. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2005. In accordance with the margin agreement between the clearing agent and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

6. Securities Owned and Sold, Not Yet Purchased

At December 31, 2005, securities owned and securities sold, not yet purchased by the Company are comprised as follows:

	Owned	Sold, Not Yet Purchased
Obligations of the U.S. government or its agencies	$15,198,818	$31,861,269
Asset backed securities	55,300,702	–
Stock warrants	892,460	–
	$71,391,980	$31,861,269

As of December 31, 2005, approximately 65% of the asset backed securities are comprised of securities collateralized by aircraft leases. All asset backed securities are denominated in U.S. dollars.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

7. Derivative Financial Instruments

Derivatives are financial instruments, which include options, futures, and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to forward contracts. The Company records its derivative activities at fair value in securities owned in the statement of financial condition and unrealized gains and losses are recognized in principal transactions in the statement of operations.

In the normal course of business, the Company enters into transactions for delayed-delivery, to-be-announced (TBA), and when-issued securities which are recorded on the statement of financial condition at the net of unrealized gains and losses by counterparty. The Company enters into transactions in option, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

7. Derivative Financial Instruments (continued)

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. The Company sold 1,700 futures contracts referenced to the 6% 20 year U.S. Treasury at December 31, 2005. These contracts expire on March 22, 2006 and have posted margin of $866,344 which is included in Obligations of the U.S. Government or its agencies within securities owned.

8. Income Taxes

The Company, with the consent of the Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's results of operations are included in the Parent's tax return. The Parent is a subchapter S corporation. In lieu of corporation income taxes, the stockholder of the Parent, which is a Sub S corporation, is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

9. Commitments and Contingencies

The Company is committed to pay rent for office space and equipment under leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments are as follows:

	Minimum Annual Rental Payments
2006	$4,571,558
2007	251,421
2008	129,841
2009	88,438
2010	25,035
Total	$5,066,293

9. Commitments and Contingencies (continued)

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

10. Related Party Transactions

The Company engages in securities transactions with an affiliated limited partnership hedge fund, Horizon Fund, L.P.

The Company reimburses its affiliates for expenses incurred for equipment rentals, office space and various business development activities.

11. Litigation

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse impact on the Company's financial position or results of operations.

12. Financial Instruments

Financial instruments are recorded at fair value on the Company's statement of financial condition and include securities owned and securities sold, not yet purchased. Accounts payable, accrued expenses and other liabilities represent obligations that are carried at amounts which approximate fair value due to the short term nature of the obligations and the periodic reset of interest rates.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

13. Net Capital Requirements (continued)

At December 31, 2005, the Company had regulatory net capital, as defined in Rule 15c3-1, of $4,712,437 which was $4,612,437 in excess of the required capital of $100,000.

Under the clearing arrangement with the clearing agent, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.

14. Securitization

In May 2005, the Company securitized asset-backed securities in a securitization transaction. The Company did not maintain a retained interest in this securitization transaction. The Company provided total assets of a principal amount of $145 million in this transaction.

The weighted average life of the underlying asset-backed securities in this securitization transaction was approximately 12.3 years.